EXHIBIT 99.4

CODE OF BUSINESS CONDUCT AND ETHICS

TASMAN METALS LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

(Adopted by the Board of Directors on September 23, 2011)

I.	GENERAL

1.	Purpose of the Code

The board of directors (the “Board”) of Tasman Metals Ltd. (the “Company”) has adopted this Code of Business Conduct and Ethics (the “Code”), which is designed to provide guidance on the conduct of the Company’s business in accordance with high ethical standards. As a public company, the Company must not only conduct, but must also be seen to conduct, its business in accordance with such high ethical standards. The Code constitutes written standards that are reasonably designed to promote integrity, to deter wrongdoing and to address at a minimum, the fundamental principles set out below.

2.	Application of the Code

The Code applies to all directors, officers and employees of the Company and its subsidiaries (who are referred to collectively as “Company Personnel”) and operates in all countries in which the Company and its subsidiaries conduct business.

3.	Monitoring Compliance

The Board is responsible for monitoring compliance with the Code.

4.	Waivers from the Code

A waiver of the Code will be granted only in exceptional circumstances. Any waivers from the Code that are granted for the benefit of the Company’s directors or executive officers will be granted by the Board only. Any waiver for employees will be granted only upon approval by the Chief Executive Officer.

II.	FUNDAMENTAL PRINCIPLES

1.	Conflicts of Interest

Company Personnel must act honestly and in good faith, with a view to the best interests of the Company. Company Personnel must avoid situations involving a conflict or the potential for a conflict between their personal interests and the interests of the Company. The following are specific conflicts that may arise in the course of carrying out the Company’s business:

(a)	Outside Business Interests

Company Personnel are free to take on employment and other activities outside of their work responsibilities with the Company. However, in doing so, Company Personnel must ensure that any “outside” activities do not present a real or perceived conflict with the interests of the Company or with their duties as Company Personnel.

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(b)	Public Statements

Before publicly expressing views on matters that relate to the Company, Company Personnel should discuss the information with the Chief Executive Officer. Company Personnel must not claim to speak on behalf of the Company without prior authorization.

(c)	Outside Directorships

Company Personnel are free to take on directorships; however, Company Personnel must be aware of any potential for conflicts with the interests of the Company.

(d)	Financial Interests in Suppliers, Contractors or Competitors

Any proposed affiliation between Company Personnel and any entity that has a relationship with the Company is subject to review by the Board or an appropriate committee thereof, such as the Audit Committee.

(e)	Obtaining a Personal Loan or Guarantee from the Company

Company Personnel should not accept, whether directly or indirectly, any loan or guarantee of obligations from the Company for personal benefit. Company Personnel who are not directors or officers may receive loans from the Company in certain circumstances, provided that such loans do not, or do not appear to, create conflicts of interest or otherwise constitute improper benefits.

(f)	Hiring Relatives of Current Company Personnel

The hiring of relatives of any Company Personnel is prohibited without the prior consent of the Chief Executive Officer.

(g)	Giving and Receiving Gifts

Company Personnel are prohibited from soliciting or receiving any gift, loan, reward or benefit from a supplier or customer unless:

(i)	it is not a cash gift;

(ii)	it is consistent with customary business practices;

(iii)	it is not excessive in value;

(iv)	it is not in exchange for any decision, act or omission by any Company Personnel in the course of carrying out their functions;

(v)	it does not violate any laws; and

(vi)	it does not violate any internal Company policy.

Similarly, Company Personnel should not try to influence the decisions of a supplier or customer by giving gifts. Examples of acceptable gifts, both to give and receive, include:

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(i)	gifts that are promotional in nature (i.e. pens, golf shirts);

(ii)	gifts that are widely distributed to other Company Personnel, customers or suppliers;

(iii)	meals;

(iv)	local sporting or theatrical events;

(v)	holiday gatherings and other celebrations; and

(vi)	reimbursement for reasonable expenses incurred in the course of business.

2.	Protection and Proper Use of Corporate Assets and Opportunities

(a)	Use of Company Assets

All Company Personnel must handle the physical and intellectual assets of the Company with integrity and with due regard to the interests of all of the Company’s stakeholders.

(b)	Corporate Property and Opportunities

Company Personnel cannot appropriate a corporate opportunity or corporate property, arising out of their relationship with the Company, for their own personal benefit.

(c)	Corporate Transactions

Company Personnel must have authorization to enter into business transactions on behalf of the Company.

(d)	Accounting

All corporate transactions must be accounted for in the Company’s books. Records must not be manipulated or destroyed for the purpose of impeding or obstructing any investigation undertaken by the Company or a governmental body.

(e)	Audits

No action will be taken to fraudulently influence or mislead anyone engaged in the performance of an audit of the Company’s financial statements.

(f)	Use of Email and Internet

Email and Internet systems are provided primarily for business use. Personal use of these resources should be kept to a minimum. As email may not be entirely secure, Company Personnel must exercise caution and etiquette when sending email correspondence.

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3.	Confidentiality of Corporate Information

(a)	Meaning of Confidential Information

Confidential information is any information relating to the Company that is not known to the general public and includes business research, market plans, strategic objectives, unpublished financial information, customer, supplier and personnel lists and all intellectual property, including trade secrets, software, trademarks, copyrights and patents.

(b)	Release of Confidential Information

Confidential information may not be given or released without proper authority and appropriate protection to anyone not employed by the Company or to Company Personnel who have no need for such information.

(c)	Insider Trading

Company Personnel are prohibited from trading or encouraging others to trade in the securities of the Company where the person trading is in possession of material non-public information.

(d)	Personal Information

Personal information, as it relates to Company Personnel, including medical and benefits information, is only to be released to non-Company individuals after receiving prior permission from the affected Company Personnel, except where the information will be used to verify employment or to satisfy legitimate legal requirements.

4.	Fair Dealing

(a)	Competitor’s Information

Company Personnel will not undertake any activities that could reasonably be expected to result in an unreasonable restraint of trade, unfair trade practice or any other anticompetitive behaviour in violation of any law. However, in the normal course of business, it is not unusual for Company Personnel to acquire information about other organizations. In doing so, Company Personnel must not use illegal means to acquire a competitor’s trade secrets or other confidential information.

(b)	Competition Laws

Company Personnel are expected to be sensitive to situations where competition law issues may exist and to comply with all competition laws that apply in all countries in which the Company and its subsidiaries carry on business. When participating in joint ventures and industry associations involving competitors, Company Personnel must limit communication to that reasonably required for the legitimate business purposes of the arrangement.

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(c)	Harassment

The Company undertakes to deal fairly with all Company Personnel. There is a “no tolerance” policy in place for any form of discrimination or harassment against Company Personnel, with respect to race, religion, age, gender, marital and family status, sexual orientation, ethnic or national origin or disability or any other grounds enumerated in applicable human rights legislation.

5.	Compliance with Laws, Rules and Regulations

(a)	Company Policies

All Company Personnel must comply with all Company policies.

(b)	Compliance with Laws

All Company Personnel, in discharging their duties, must comply with all the laws and regulations of the countries in which the Company and its subsidiaries carry on business.

(c)	Compliance with Exchange Policies

All Company Personnel must comply with all applicable stock exchange policies, rules and regulations.

(d)	Knowledge of Laws

Company Personnel must ensure that they conduct their business activities in compliance with the laws involved in their area and keep up-to-date on issues that may affect the laws in their area of operation. Company Personnel are also expected to comply with the governing rules of any industry or other association with which they participate on behalf of the Company.

(e)	Dealings with Public Officials

Except as otherwise allowed by law, Company Personnel are prohibited from making payments or giving gifts to a public official in any country in which the Company and its subsidiaries operate, in order to obtain a business advantage.

6.	Full, Fair, Accurate, Timely and Understandable Disclosure

(a)	Financial Integrity

When preparing reports and documents that the Company files with, or submits to, regulatory authorities, governmental agencies and stock exchanges, and preparing the Company’s other public communications, Company Personnel should ensure that disclosures are full, fair, accurate, timely, and understandable.

(b)	Accurate and Complete Books, Records and Accounting

All Company Personnel must help ensure that reporting of business information, computerized, paper or otherwise, is accurate, complete, and timely. This includes accurately recording costs, sales, time sheets, vouchers, bills, payroll and benefits

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records, regulatory data, and other essential Company information.

In addition, all Company Personnel must:

(i)	follow all accounting requirements, internal accounting controls and disclosure controls, and any other Company procedures for reporting financial information;

(ii)	never deliberately make a false or misleading entry in a report or record;

(iii)	never alter or destroy Company records except as authorized by established policies and procedures;

(iv)	never sell, transfer or dispose of Company assets without proper documentation and authorization;

(v)	cooperate with the Company’s internal and external auditors;

(vi)	contact the accounting department with any questions about the proper recording of financial transactions.

7.	Reporting of Any Illegal or Unethical Behaviour

(a)	Compliance and Reporting

Company Personnel are each responsible for being aware of, understanding and complying with this Code when making business decisions. Company Personnel must promptly report any problems or concerns and any actual or potential violation of the Code. To do otherwise will be viewed as condoning a violation of this Code.

(b)	No Reprisal

There will be no reprisal or other action taken against any Company Personnel who, in good faith, bring forward concerns about actual or potential violations of laws or the Code. Anyone engaging in any form of retaliatory conduct will be subject to disciplinary action, which may include termination.

(c)	Process

Company Personnel should first raise a complaint or concern with his or her supervisor. If that is not possible for some reason or if this does not resolve the matter, Company Personnel must take the matter up the chain of management within the Company. Ultimately, unresolved complaints and concerns should be referred to the Chief Executive Officer or the Chair of the Audit Committee (depending on the nature of the matter) who will treat all disclosures in confidence and will involve only those individuals who need to be involved in order to conduct an investigation. If a complaint regarding accounting, internal accounting or auditing matters or a concern regarding questionable accounting or auditing matters is not effectively addressed after being raised internally, then such complaint or concern should be referred to the Chair of the Audit Committee of the Company.

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(d)	Public Complaints

Company Personnel who receive complaints from a member of the public, including complaints regarding accounting, internal accounting or auditing matters, should advise the complainant to raise such complaints with the Chief Executive Officer or the Chair of the Audit Committee, whichever is appropriate.

(e)	Accounting Complaints

Company Personnel or members of the public wishing to refer a complaint regarding accounting, internal accounting or auditing matters or a concern regarding questionable accounting or auditing matters to the Chair of the Audit Committee on a confidential and anonymous basis may do so in writing. The complaint or concern should be specified in detail in a letter, which should be delivered to the Chair of the Audit Committee in a sealed envelope marked “Confidential—For the Chair of the Audit Committee”.

8.	Consequences of Violating the Code

Failure to comply with the Code will be considered by this Company to be a very serious matter. Depending on the nature and severity of the violation, disciplinary action may be taken by the Company, up to and including termination. In addition, the Company may make claims for reimbursement of losses or damages and/or the Company may refer the matter to the authorities. Anyone who fails to report a violation upon discovery or otherwise condones the violation of this Code may also be subject to disciplinary action.

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